VEDDER PRICE P.C. 222 NORTH LASALLE STREET CHICAGO, ILLINOIS 60601 312-609-7500 FAX: 312-609-5005
RENEE M. HARDT 312-609-7616	CHICAGO•NEW YORK CITY•WASHINGTON,D.C.•ROSELAND,NJ
rhardt@vedderprice.com

April 8, 2008

VIA EDGAR

Ms. Linda B. Stirling

Senior Counsel, Branch 22

Office of Disclosure and Review

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, D.C.  20549

Re:          Allstate Financial Investment Trust
File Nos. 333-148568 and 811-22165

Dear Ms. Stirling:

On behalf of Allstate Financial Investment Trust (the “Trust”), this letter is in response to the comments you provided during our telephone conference on April 3 and 4, 2008 regarding Pre-Effective Amendment No. 1 to the Trust’s registration statement on Form N-1A that was filed on March 18, 2008.

Allstate ClearTarget Retirement Funds’ Prospectuses

1.             Comment:  For the following Underlying Portfolios, AllianceBernstein Short Duration Bond Portfolio, AllianceBernstein Intermediate Short Duration Bond Portfolio and AllianceBernstein Inflation-Protected Securities Portfolio, add disclosure regarding the credit quality of the bonds in which each Portfolio invests.

Response:  The description of the AllianceBernstein Short Duration Bond Portfolio states that the Portfolio invests primarily in investment-grade, U.S. Dollar-denominated debt securities; accordingly, the disclosure for this Portfolio will not be revised.

Disclosure will be added which states that the AllianceBernstein Intermediate Duration Bond Portfolio “may invest in medium-quality securities rated A or Baa (including Baa1, Baa2 and Baa3) by Moody’s, or A or BBB (including BBB+ and BBB-) by S&P or Fitch.  If a security has a split rating, then the portfolio will use the rating deemed by AllianceBernstein to be the most appropriate under the circumstances.  It is expected that the portfolio will not retain a security downgraded below BBB- or Baa3, or if unrated, determined by AllianceBernstein to have undergone similar credit quality deterioration.  The portfolio will have 90 days to dispose of such downgraded securities.  Unrated securities may be purchased by the portfolio when AllianceBernstein believes that the financial condition of the issuers of such obligations and the protection afforded by their terms limit risk to a level comparable to that of rated securities that are consistent with the portfolio’s investment policies.”

Disclosure will also be added which states that the AllianceBernstein Inflation-Protected Securities Portfolio “may invest in medium-quality securities rated A or Baa (including Baa1, Baa2 and Baa3) by Moody’s, or A or BBB (including BBB+ and BBB-) by S&P or Fitch.”

Allstate Large Cap Index Fund

2.             Comment:  You reiterated your prior comment regarding the Index Fund, which was to disclose what correlation coefficient will be used to track the fund’s accuracy with its index, how the fund’s tracking accuracy will be monitored, and what steps will be taken if the fund’s tracking accuracy is not maintained.

Response:  The subadviser intends to use BARRA to track the Index Fund’s accuracy with its index, using a tracking error methodology.  BARRA’s methodology uses a covariance matrix (a combination of correlations describing each stock’s relationship to each of the other stocks in the Index, and that stock’s volatility) to calculate the tracking error.  Accordingly, there is not one correlation coefficient, but many, used in the measurement.  Tracking error will be monitored daily and reported quarterly to the Trust’s Board of Trustees.  If there are instances of excessive tracking error, the subadviser’s chief operating officer will be notified, and the sub-adviser’s risk manager and chief operating officer will determine the appropriate follow-up response to any instances of excessive tracking error.

Based on the above, the following disclosure will be added to the prospectus:

Tracking Risk

This is the risk that the Allstate Large Cap Index Fund will not be able to replicate exactly the performance of the index it tracks due to an imperfect correlation in the Fund’s securities and those in its index, transaction costs, management fees, cash flow timing consideration and availability of securities comprising the index.  AIMCO uses BARRA to track the Fund’s accuracy with its index, using a tracking error methodology.  Tracking error is monitored daily.  If there are instances of excessive tracking error, AIMCO will determine the appropriate steps to take to remedy the situation.

3.             Comment:  You noted that Mr. Fiorito’s information on page 8 of the prospectus refers to his management of the firm’s domestic index funds, yet the SAI indicates that he is responsible for management of no other registered investment companies or pooled investment vehicles.  You also noted that page 8 of the prospectus states that AIMCO manages pooled investment vehicles for third-party investors but the SAI indicates that none of the Index Fund’s portfolio managers manage other investment companies or pooled investment vehicles.

Response:  The references to “funds” and “pooled investment vehicles” in the prospectus are incorrect and should be to “accounts.”  This change will be made to the prospectus.

4.             Under the heading, “Portfolio Manager Compensation,” the SAI states that the portfolio managers’ compensation is based in part on pre-determined performance measures.  Disclose with specificity the criteria on which such compensation is based.

Response:  The following sentence has been added to the end of this paragraph:  The pre-determined performance measures are specific to the portfolio for which each investment professional is responsible and measure the total return of such portfolio compared to a predetermined benchmark on a one-year and three-year basis, plus certain discretionary measurements based on relevant goals, initiatives and responsibilities set annually for each investment professional.

GA, GC and GI Shares Prospectus

5.             Comment:  You reiterated your prior comment regarding the fee table, which was to reflect the cost of purchasing the Guaranteed Lifetime Income Certificate, in the fee table and example.  You stated that the cost should be reflected in “Other Expenses.”

Response:  The cost of purchasing the Certificate will be included in the fee table as a sub-heading “Certificate Expense” under “Other Expenses.”  (The Certificate Expense for each Class of each Fund is 1.00%.)  The Certificate expense will also be included in the total “Net Expenses and Underlying Portfolio Expenses” (which will be revised to read “Net Expenses (including Certificate and Underlying Portfolio Expenses”), which will result in a corresponding increase of 1.00% for each Class of each Fund.  However, the Certificate expense will be excluded from the last row of the fee table which will be revised to read “Net Expenses (excluding Certificate and Underlying Portfolio Expenses)” since the cost of the Certificate is not included in the expense limitation.  Disclosures in the prospectus and SAI will be revised to make it clear that the cost of the Certificate is not included in the expense limitation.

The following footnote will be added with respect to the Certificate Expense line item:  The Certificate Expense is not an operating expense of the Fund and, as a result, will not affect the Fund’s net asset value.

The cost of the Certificate will be included in the examples.

6.             Comment:  You requested that the Trust represent that the Trust would not sell the GA, GC or GI shares until the S-3 filing for the Guaranteed Lifetime Income Certificate is effective.

Response:  The Trust will not sell the GA, GC or GI shares until the Guaranteed Lifetime Income Certificate registration statement is effective.

7.             Comment:  You requested that the prospectus include the risk that, given the structure, the Guaranteed Lifetime Income Certificate may not provide any benefit to shareholders.

Response:  The following language will be added as the first risk under the heading “Principal Risks”:  Guaranteed Lifetime Income Certificate Risk – Depending on your pattern of share redemptions, your lifespan and your Fund’s investment performance, there is a possibility that no benefits may be payable under the Guaranteed Lifetime Income Certificate.  See the accompanying prospectus for more information.

8.             Comment:  You noted that the S-3 for the Guaranteed Lifetime Income Certificate indicates that, after purchasing the Certificate, an investor may cancel the certificate within 30 days; otherwise, the investor may not cancel the Certificate until after the third anniversary.  Given this feature of the Certificate, you asked for a supplemental response explaining how the Funds are open-end funds.  You also asked what would happen if a Fund shareholder wants to redeem some of his/her shares during the three-year period, and if the shareholder may redeem during such period, how this affects the basis for calculating the cost of the Certificate.  You also requested that appropriate disclosure be added under the heading “How to Sell or Redeem Shares.”

Response:  Allstate Life Insurance Company, the issuer of the Certificate, has represented to the Trust that the three-year non-cancellation provision will be removed from the Certificate prospectus.

Statement of Additional Information

9.             Comment:  You reiterated your prior comments regarding the Funds’ fundamental concentration policy, which was to revise the Funds’ fundamental concentration policy to state . . . “issuers primarily engaged in the same industry or group of industries . . . .”

Response:  The Funds’ concentration policy will be revised accordingly.

10.           Comment:  You noted the Funds’ fundamental policy regarding commodities states that each Fund may not “purchase or sell physical commodities other than precious metals . . . .”  You requested that the reference to purchasing or selling precious metals be deleted.

Response:  This change will be made.

New Information

In reviewing the prospectuses, it was discovered that the G Shares prospectus includes an exchange privilege which permits shareholders to exchange their Class GA, GC or GI shares of a Fund for Class A, C or I shares, respectively, of the same Fund, but that no reciprocal exchange privilege is included in the non-G Shares prospectus.  The Trust intends to provide reciprocal exchange privileges to non-G shareholders who wish to purchase the Certificate at a later date consistent with the privileges provided for shareholders who exchange from G to non-G shares.  However, in order to exchange into Class G shares, a shareholder must hold their non-G shares for 60 days.  This will be disclosed in the applicable prospectuses and the SAI.  The purpose of the 60-day holding period prior to an exchange from non-G to G shares is to prevent investors from “gaming” the Certificate.  Such non-G shareholders would always be permitted to redeem their shares; this restriction would only prohibit them from exchanging to a G share class within 60 days of purchase.

*              *              *

As we have discussed, the Trust seeks an effective date as soon as possible.

Please call me at (312) 609-7616 if you have any additional questions.

Very truly yours,

/s/ Renee M. Hardt

Renee M. Hardt

RMH/ser
cc:	Joseph P. Rath
Cathy G. O’Kelly